Exhibit 12.1
4/6/2011

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010

Year ended December 31,
	2006	2007	2008	2009	2010
------------------------------------Thousands of Dollars--------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,236,845	$1,262,231	$1,410,963	$1,244,272	$1,423,397
Interest expense, net of amounts capitalized	319,893	345,538	347,418	387,759	377,254
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0
AFUDC - Debt funds	12,354	28,470	39,610	39,790	54,295
Earnings as defined	$1,569,092	$1,636,239	$1,797,991	$1,671,821	$1,854,946

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$217,954	$270,429	$325,774	$372,998	$378,668
Interest on affiliated loans	87,672	65,769	22,574	13,097	12,594
Interest on interim obligations	0	8,463	3,114	538	0
Amort of debt disc, premium and expense, net	17,054	18,432	19,994	20,329	21,580
Other interest charges	9,567	10,915	15,572	20,587	18,707
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0
Fixed charges as defined	$332,247	$374,008	$387,028	$427,549	$431,549

RATIO OF EARNINGS TO FIXED CHARGES	4.72	4.37	4.65	3.91	4.30